
03054193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III


SEC MAIL
RECEIVED
PROCESSING
MAY 15 2003
WASH, D.C.
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8- 49263

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) **AND ENDING** 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RELATIONAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11975 EL CAMINO REAL, SUITE 300
(No. and Street)

SAN DIEGO (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHLEEN D. SCOTT (858) 704-3300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACOCUNTANT whose opinion is contained in the Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

725 SOUTH FIGUEROA STREET (Address) LOS ANGELES (City) CA (State) 90017-5418 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possession.

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KATHLEEN D. SCOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RELATIONAL ADVISORS LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operational Principal
Title

Notary Public


LISA MARSH
COMM.# 1256190
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMMISSION EXPIRES MAR 26, 2004

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- □ (c) Statement of Income (Loss).
- □ (d) Statement of Changes in Financial Condition.
- □ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- □ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 14, 2003

AFFIDAVIT

I, the undersigned, affirm that to the best of my knowledge and belief, the accompanying financial statements pertaining to the firm of Relational Advisors LLC as of December 31, 2002 and 2001 are true and correct.



David H. Batchelder
Principal

Subscribed and sworn to before me the 14th day of May, 2003.

Lisa Marsh, Notary Public



Notary Seal:


LISA MARSH
COMM.# 1256190
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMMISSION EXPIRES MAR 26, 2004
NSW1
NSW1

Audited Consolidated Statement of Financial Condition

Relational Advisors LLC and Subsidiary

Year ended December 31, 2002

with Report of Independent Auditors

Relational Advisors LLC
and Subsidiary

Consolidated Statement of Financial Condition

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

The Member
Relational Advisors LLC

We have audited the accompanying consolidated statement of financial condition of Relational Advisors LLC and Subsidiary as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Relational Advisors LLC and Subsidiary at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 14, 2003

Relational Advisors LLC
and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 949,109
Accounts receivable, net of allowance for doubtful accounts of $7,257	633,535
Related party receivables	154,023
Prepaid expenses and other current assets	100,496
Property and equipment, net of accumulated depreciation of $226,207	114,310
Investment in aircraft, net of accumulated depreciation of $43,279	764,134
Other assets	98,391
Total assets	$ 2,813,998
Liabilities and members' equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 80,314
Note payable	542,786
Related party payables	149,043
Deferred revenue	32,778
Total liabilities	804,921
Commitments *(Note 6)*	
Member's equity	2,009,077
Total liabilities and member's equity	$ 2,813,998

See accompanying notes.

Relational Advisors LLC
and Subsidiary

Notes to Consolidated Statement of Financial Condition

December 31, 2002

1. The Company

Relational Advisors LLC (the Company) is a registered broker dealer in securities under the Securities Exchange Act of 1934 (the Act). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services.

The Company was formed on December 2, 2002, when Batchelder & Partners, Inc. (BPI) and the Company concurrently entered into a contribution agreement whereby BPI contributed to the Company (and the Company assumed) all assets, liabilities and business of BPI in exchange for 100% equity interest in the Company. BPI then contributed this 100% equity interest in the Company to a new holding company affiliate (Relational Holdings LLC), which in turn contributed 100% of the equity interest in the Company to a new intermediate holding company subsidiary (Relational Group LLC). The Company now conducts the entire business formerly conducted by BPI with no effective change in control. The reorganization has been treated as a continuation of the Company's operations in the accompanying consolidated financial statements.

2. Summary of Significant Accounting Policies

The significant accounting policies of the Company are as follows:

Consolidation

The consolidated statement of financial condition of the Company include the accounts of Relational Advisors LLC and its wholly owned subsidiary, BP Aviation, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment consisted of the following at December 31, 2002:

Furniture and fixtures	$ 145,921
Computer software	162,210
Leasehold improvements	32,386
Total	340,517
Accumulated depreciation and amortization	(226,207)
Property and equipment	$ 114,310

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (five to seven years) using the straight-line method. Leasehold improvements are amortized over the shorter of the remaining lease term or useful life of the improvement.

Investment in Aircraft

On March 12, 2002, the Company, through its wholly owned subsidiary, BP Aviation, LLC, made an investment representing a 20% ownership interest in a private aircraft. RI Aviation, LLC (RIA), a related party, owns the remaining 80% interest. The aircraft is used by the Company and its affiliates in the ordinary course of operations of the respective businesses. RIA, which was formed in March 2002, manages the operations of the aircraft.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Until the restructuring of the Company that occurred on December 2, 2002, the Company was an S corporation for federal and state income tax reporting purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) are reported on the stockholders' individual tax returns. As an S corporation status taxpayer, the Company is subject to a 1.5% California state tax on taxable income.

Subsequent to the restructuring, the Company is now classified as a limited liability company for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) are reported on the member's individual tax return. LLCs are subject to an annual minimum tax of $800 as well as a fee which is based upon annual revenues.

3. Significant Customers

As of December 31, 2002, two customers represented 55% and 13% of total nonrelated party accounts receivable.

4. Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the Securities and Exchange Commission (the SEC) under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company's net capital, as defined, was $217,412 as compared to a minimum requirement of $53,661.

5. Related Party Transactions

The Company shares space in its office facility with two entities whose major shareholders are the same as those of the Company. The Company paid and was reimbursed for the related parties' pro rata share of the rent.

As of December 31, 2002, the Company had related party receivables of $154,032, which include amounts due for reimbursement of expenses paid on behalf of others and reimbursement for amounts paid in excess of amounts due. Also, as of December 31, 2002, the Company had related party payables of $149,043, which include amounts

5. Related Party Transactions (continued)

due for the reimbursement of expenses paid on behalf of the Company. In addition, as of December 31, 2002, the Company had notes receivable from employees of $60,000 which is included in accounts receivable.

6. Commitments

The Company is obligated for aggregate rentals under one operating lease for an office facility which expires in 2005. Under the terms of the office lease agreement, the Company is required to maintain a $93,049 certificate of deposit as of December 31, 2002, which is included in other assets. The Company is obligated to make future minimum lease payments under this agreement as follows:

	Gross	Sublease Income from Unrelated Party	Net
2003	$ 549,080	$ (74,000)	$ 475,080
2004	566,840	–	566,840
2005	336,700	–	336,700
	$ 1,452,620	$ (74,000)	$ 1,378,620

The Company will continue to be reimbursed for the pro rata costs incurred by the related parties as described in Note 5.

7. Note Payable

The Company is obligated at December 31, 2002, for a promissory note collateralized by the aircraft co-owned by the Company through its wholly owned subsidiary, BP Aviation. The Company guarantees the note payable to the extent of BP Aviation's percentage ownership in the aircraft which was 20% at December 31, 2002. Aggregate future principal maturities related to such 20% ownership are as follows:

Year ending	
2003	$ 46,581
2004	49,141
2005	51,840
2006	54,688
2007	57,692
Thereafter	282,844
	$ 542,786

The interest rate is subject to change yearly based upon the one-year treasury rate plus 3.05% as defined in the promissory note. The interest rate at December 31, 2002 was 5.36%.